December 5, 2000



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn:    Ms. Laura Riegel
         Division of Investment Management


Re: Withdrawal of Post-Effective Amendment No. 32 to the Registration Statement under the Securities Act of 1933 of Scudder Income Trust (Reg. No. 02-91577 and 811-4049)


Dear Ms. Riegel:

         Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the "1933 Act"), Scudder Income Trust (the "Trust") hereby applies to withdraw Post-Effective Amendment No. 32 to its registration statement under the 1933 Act that was filed on October 30, 2000 (the "Amendment"). The Amendment was filed for the purpose of adding new classes of shares to Scudder GNMA Fund, namely Class A, B and C shares (the "Shares"). At this time, the Trust has determined that addition of the Shares to Scudder GNMA Fund does not comport with its immediate business plans. The Trust states that it has never made a public offering of securities of the Shares; that the Shares are not now nor have they ever been active; and that the Shares have no assets, known liabilities or pending claims. The Trust believes that withdrawal of this Amendment would be consistent with the public interest and the protection of investors.

         For you reference, the CIK number for Scudder Income Trust is as follows: 0000747677. Further, the accession number for Post-Effective Amendment No. 32 is as follows: 0000088053-00-001192.

         Please contact the undersigned at (617) 295-2557 with any questions you may have concerning the foregoing.


                                              Very truly yours,


                                              /s/Dennis Gallagher

                                              Dennis Gallagher